    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 1999
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                       PREFERRED EMPLOYERS HOLDINGS, INC.
                       ----------------------------------
                                (Name of Issuer)

                       PREFERRED EMPLOYERS HOLDINGS, INC.
                       ----------------------------------
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   739908-101
                         -----------------------------
                     (CUSIP Number of Class of Securities)

                                   MEL HARRIS
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                          AND CHIEF EXECUTIVE OFFICER
                       PREFERRED EMPLOYERS HOLDINGS, INC.
                            10800 BISCAYNE BOULEVARD
                              MIAMI, FLORIDA 33161
                                 (305) 893-4040
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                With a copy to:
                            FERNANDO C. ALONSO, ESQ.
                            GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

                               SEPTEMBER 17, 1999
     (Date tender offer first published, sent or given to security holders)


                           CALCULATION OF FILING FEE

===============================================================================
          TRANSACTION VALUATION                    AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
            $14,842,255.00(1)                          $2,968.00(2)
===============================================================================


[ ] Check box if any part of the fee is offset by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing and registration statement number, or the form or schedule and the date of filing.

       AMOUNT PREVIOUSLY PAID:   None                   FILING PARTY:  Not Applicable
       FORM OR REGISTRATION NO.: Not Applicable         DATE FILED:    Not Applicable


-------------------------------------
(1) Estimated for purposes of calculating the amount of the filing fee only. The total transaction value is based on 5,247,085 Shares of common stock of Preferred Employers Holdings, Inc. outstanding as of August 31, 1999, less 2,278,634 Shares held by Mr. Mel Harris, Chairman of the Board of Directors and Chief Executive Officer of the Company, Mr. Peter E. Kilissanly, President and Chief Operating Officer of the Company, and certain other executive officers and directors of the Company, at an Offer Price of $5.00 per Share.
(2)   Calculated as 1/50 of 1% percent of the transaction value.
===============================================================================

                                  INTRODUCTION

      This Rule 13e-4 Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") is being filed by Preferred Employers Holdings, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-4 thereunder in connection with the tender offer by the Company for all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), except Shares of common stock held by the executive officers and directors of the Company, at a price of $5.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.


ITEM 1. SECURITY AND ISSUER

      (a) The name of the issuer of the securities that are the subject of the tender offer is Preferred Employers Holdings, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 10800 Biscayne Boulevard, Miami, Florida 33161.

      (b) This Statement relates to the offer by the Company to purchase all of the Shares for $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase. The Offer is being made to all holders of Shares, other than Mr. Mel Harris, the Chairman of the Board of Directors and Chief Executive Officer of the Company, Mr. Peter E. Kilissanly, President and Chief Operating Officer of the Company, and the other executive officers and directors of the Company listed in
Schedule I of the Offer to Purchase, who have informed the Company that they will not be tendering any Shares pursuant to the Offer. As of August 31, 1999, there were 5,247,085 Shares issued and outstanding and approximately 411 record holders of Shares. The information set forth under "Introduction," "Special Factors -- 4. Interests of Certain Persons in the Offer" and "The Tender Offer -- 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

      (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "The Tender Offer -- 6. Price Range of Shares; Dividends" of the Offer to Purchase and which is incorporated herein by reference.

      (d)   Not applicable.


ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      (a) and (b) The information set forth under "The Tender Offer -- 8. Financing of the Offer" of the Offer to Purchase is incorporated herein by reference.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

      (a)-(d) and (f)-(g) The information set forth under "Introduction," "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 2. Recommendation of the Company's Board; Fairness of the Offer," "Special Factors -- 4. Interests of Certain Persons in the Offer" and "The Tender Offer -- 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

      (e) The information set forth under "The Tender Offer -- 6. Price Range of Shares; Dividends" and "The Tender Offer -- 8. Financing of the Offer" of the Offer to Purchase is incorporated herein by reference.

      (h)-(j) The information set forth under "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 4. Interests of Certain Persons in the Offer" and "The Tender Offer -- 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.


ITEM 4. INTEREST IN SECURITIES OF THE ISSUER

      The information set forth under "Special Factors -- 4. Interests of Certain Persons in the Offer" of the Offer to Purchase is incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

      The information set forth under "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 4. Interests of Certain Persons in the Offer," "Special Factors -- 5. Beneficial Ownership of Shares" and "The Tender Offer - 8. Financing of the Offer" of the Offer to Purchase is incorporated herein by reference.


ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

      The information set forth under "Introduction," "Special Factors -- 3. Opinion of Advest, Inc.," "Special Factors -- 6. Fees and Expenses" and "The Tender Offer -- 13. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 7. FINANCIAL INFORMATION

      (a) The information set forth in the Offer to Purchase under "The Tender Offer -- 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited consolidated financial statements as of December 31, 1998 and December 31, 1997 and for each of the two (2) years in the period ended December 31, 1998 are included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998, which is included in the Offer to Purchase as Schedule III thereto and is incorporated herein by reference.

      Also, the Company's unaudited financial statements for the quarterly period ended June 30, 1999 are included in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999, which is included in the Offer to Purchase as Schedule III thereto, is also incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase under "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" is incorporated herein by reference.


ITEM 8. ADDITIONAL INFORMATION

      (a) The information set forth in "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 4. Interests of Certain Persons in the Offer" and "Special Factors -- 5. Beneficial Ownership of Shares" of the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth under "The Tender Offer -- 12. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth under "The Tender Offer -- 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

      (d)   Not applicable.

      (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

      (a)(1)  Form of the Offer to Purchase, dated September 17, 1999.

      (a)(2)  Form of the Letter of Transmittal.

      (a)(3)  Form of Notice of Guaranteed Delivery.

      (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

      (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

      (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(7)  Press Release Issued by the Company on September 17, 1999.

      (a)(8) Letter to Stockholders from Mr. Mel Harris, Chairman of the Board of Directors and Chief Executive Officer, dated as of September 17, 1999.

      (b) Commitment Letter, dated September 10, 1999, from City National Bank of Florida to the Company.

      (c) Share Escrow Agreement, dated as of February 5, 1997, between the Company and Mr. Howard Odzer.

      (d)     None.

      (e)     Not applicable.

      (f)     Not applicable.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 17, 1999

                       PREFERRED EMPLOYERS HOLDINGS, INC.



                       By: /s/ Mel Harris
                           ----------------------------------------------------
                           Name:  Mel Harris
                           Title: Chairman of the Board of Directors and Chief
                                  Executive Officer

                                 EXHIBIT INDEX




      EXHIBIT NO.                             DESCRIPTION
--------------------- ---------------------------------------------------------

       (a)(1)         Form of the Offer to Purchase, dated September 17, 1999

       (a)(2)         Form of Letter of Transmittal

       (a)(3)         Form of Notice of Guaranteed Delivery

       (a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks,
                      Trust Companies and Nominees.

       (a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks,
                      Trust Companies and Nominees to Clients.

       (a)(6)         Form of Guidelines for Certification of Taxpayer
                      Identification Number on Substitute Form W-9.

       (a)(7)         Press Release Issued by Company on September 17, 1999

       (a)(8) Letter to Stockholders from Mr. Mel Harris, Chairman of the Board of Directors and Chief Executive Officer, dated as of September 17, 1999.

        (b)           Commitment Letter, dated September 10, 1999, from City
                      National Bank of Florida to the Company.

        (c) Share Escrow Agreement, dated as of February 5, 1997, between the Company and Mr. Howard Odzer.